# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GOWell Energy Technology, CIK 0002097702
CUSIP: G4067B100
Title of class of securities: Ordinary shares, $0.0001 par value per share
Address of issuer's principal executive offices: c/o GOWell Technology Limited, 5050 Westway Park Blvd, Ste. 100, Houston, Texas (TX), 77041
Date of event which requires filing of this statement: 09/25/2026
Filed by CIK 0002062187
Persons authorized to receive notices and communications: Michael Blitzer, 167 Madison Ave, Suite 205 #1017, New York, New York (NY), 10016, 212-476-6908

## Reporting persons
- Inflection Point Fund I, LP (CIK 0002062187): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,117,585; shared voting power 0; sole dispositive power 4,117,585; shared dispositive power 0; aggregate amount beneficially owned 4,117,585 (9.87% of the class)
  Comment: Note to Rows 7, 9, and 11: Includes (i) 990,000 ordinary shares, par value $0.0001 per share ("Ordinary Shares"), of GOWell Energy Technology (the "Issuer") held by the Reporting Person, (ii) 2,147,193 Ordinary Shares issuable upon the conversion of Series A preferred shares, par value $0.0001 per share, of the Issuer held by the Reporting Person, and (iii) 980,392 Ordinary Shares issuable upon the exercise of warrants of the Issuer that are held by the Reporting Person. Voting and dispositive power over securities beneficially owned by the Reporting Person are vested in an investment committee of three members, including Michael Blitzer, former Chairman and Chief Executive Officer of Inflection Point Acquisition Corp. V, the predecessor of the Issuer (the "SPAC"), Kevin Shannon, former Chief Operating Officer of the SPAC and a director of the Issuer, and a third individual who does not have, and has not had during the past three years, any relationship with the Issuer, the SPAC, or any of its or their predecessors or affiliates.
  
  Under the so-called "rule of three," if voting and dispositive decisions regarding an entity's securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, none of the individuals is deemed a beneficial owner of the entity's securities.
  
  Note to Row 13: Based on an aggregate of 38,602,261 Ordinary Shares outstanding as of the consummation of the business combination between the Issuer, the SPAC, and GOWell Technology Limited, as reported in the Issuer's Report on Form 20-F, as filed with the Securities and Exchange Commission on October 1, 2026. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, all shares issuable upon the conversion or exercise of derivative securities held by such person were deemed outstanding if such derivative securities are currently vested or will vest within 60 days of the date of this report. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, $0.0001 par value per share
Name of issuer: GOWell Energy Technology
Address of issuer's principal executive offices: c/o GOWell Technology Limited, 5050 Westway Park Blvd, Ste. 100, Houston, Texas (TX), 77041

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Inflection Point Fund I, LP (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is as follows: 1680 Michigan Ave, Suite 700 #1016, Miami Beach, FL 33139.
Present principal occupation or employment: The principal business of the Reporting Person is to invest in and hold securities.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: To the extent required by Item 3, the information contained in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Business Combination Closing

On September 24, 2026 and September 25, 2026, the Issuer consummated its previously-announced business combination (the "Business Combination") with GOWell Technology Limited ("GOWell"), Inflection Point Acquisition Corp. V ("SPAC") and IPCV Merger Sub Limited ("Merger Sub"). In connection with the Business Combination, among other things, (a) on September 24, 2026, the SPAC merged with and into the Issuer, as a result of which the separate corporate existence of the SPAC ceased and the Issuer continued as the surviving company (the "First Merger"), and (b) on September 25, 2026, Merger Sub merged with and into GOWell, as a result of which the separate corporate existence of Merger Sub ceased and GOWell continued as the surviving company and a wholly-owned direct subsidiary of the Issuer (the "Second Merger").

Prior to the Business Combination, the Reporting Person held an aggregate of 990,000 Class B ordinary shares, par value $0.0001 per share, of SPAC (the "SPAC Class B Shares"). The Reporting Person acquired such SPAC Class B Shares for an aggregate purchase price of $1,300,000 pursuant to a Securities Transfer Agreement dated September 9, 2025 (the "Sponsor Transfer Transaction").

Additionally, prior to the Business Combination, the Reporting Person invested $20,000,000 into GOWell in the form of Series A preferred shares and warrants to purchase ordinary shares of GOWell.

In connection with the Business Combination, prior to the First Merger, the 990,000 SPAC Class B Shares held by the Reporting Person were converted on a one-for-one basis into 990,000 Class A ordinary shares, par value $0.0001 per share, of SPAC (the "SPAC Class A Shares"). Further, pursuant to the First Merger, each resulting SPAC Class A Share was converted into one ordinary share, par value $0.0001 per share, of PubCo (the "Ordinary Shares"). Pursuant to the Second Merger, the Reporting Person acquired an aggregate of 2,453,935 Series A preferred shares of the Issuer (the "Series A Preferred Shares") and 980,392 warrants to purchase Ordinary Shares (the "Warrants") upon conversion of its investment in GOWell.

Plans or Proposals

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person acquired the shares reported herein for investment purposes. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Issuer's Ordinary Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person and its representatives may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, engaging in communications with members of the Issuer's management and/or other shareholders of the Issuer from time to time with respect to potential business combination opportunities and operational, strategic, financial or governance matters, or otherwise work with management and the Issuer's board of directors to identify, evaluate, structure, negotiate, execute or otherwise facilitate a business combination and facilitate efforts to raise additional capital in connection with a business combination, purchasing securities, selling some or all of its securities, engaging in short selling of or any hedging or similar transaction with respect to the Issuer's Ordinary Shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows (7) through (13) of the cover page of this Schedule 13D is incorporated by reference into this Item 5(a).

Voting and dispositive power over securities beneficially owned by the Reporting Person are vested in an investment committee of three members, including Michael Blitzer, former Chairman and Chief Executive Officer of the SPAC, Kevin Shannon, former Chief Operating Officer of the SPAC and a director of the Issuer, and a third individual who does not have, and has not had during the past three years, any relationship with the Issuer, the SPAC, or any of its or their predecessors or affiliates. Under the so-called "rule of three," if voting and dispositive decisions regarding an entity's securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, none of the individuals is deemed a beneficial owner of the entity's securities.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in rows (7) through (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(b).

The Reporting Person has sole voting and dispositive power over the Ordinary Shares reported in this Schedule 13D.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Person has not engaged in any transaction during the past 60 days involving the Ordinary Shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the affiliates of the Reporting Person, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Ordinary Shares reported herein as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Registration Rights Agreement

In connection with the Closing, the Issuer, the Reporting Person, and the other parties signatory thereto, entered into registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to (i) register for resale certain Registrable Securities (as defined in the Registration Rights Agreement and including the Ordinary Shares reported herein) held by the parties thereto from time to time, (ii) file a shelf registration statement registering the sale or resale of all of the Registrable Securities no later than 30 days after the Closing Date and (iii) provide customary "piggyback" registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities. The foregoing description is qualified in its entirety by the text of the Registration Rights Agreement, which is included as an exhibit and is incorporated herein by reference.

Indemnification Agreement

On September 9, 2025, in connection with the Sponsor Transfer Transaction, SPAC entered into an Indemnification Agreement with the Reporting Person (the "Indemnification Agreement"). Pursuant to the Indemnification Agreement, SPAC agreed to indemnify and hold harmless the Reporting Person and its affiliates, officers, directors, and related parties against certain claims and losses arising from SPAC's operations, business combination activities, or the Reporting Person's ownership of SPAC's equity interests, except for claims resulting primarily from the Reporting Person's breach of another agreement with SPAC or from its willful misconduct, gross negligence, or bad faith. The Indemnification Agreement, pursuant to its terms, survived the closing of the Business Combination and is binding on the Issuer as the successor to the SPAC.

Terms of Series A Preferred Shares Accrued Value: $25,766,318.

Voting Rights: The Series A Preferred Shares will vote together with the Ordinary Shares, as a single class, except (i) as required by law and (ii) as noted below under "Protective Provisions." Each Series A Preferred Share (for the avoidance of doubt, counted on an as-converted basis) will entitle the holder thereof to one (1) vote for each Series A Preferred Share held by them on all matters subject to a vote at general meetings of the Issuer.

Protective Provisions

For as long as the Reporting Person and certain other shareholders and each of their respective affiliates hold at least 20% of the Series A Preferred Shares on issue, the Issuer will not, without the consent of more than 50%, by number, of the issued and outstanding Series A Preferred Shares (the "Series A Majority"), take any of the following actions: (i) liquidate, dissolve or wind-up its affairs, (ii) amend, alter or repeal its Amended and Restated Memorandum and Articles (the "A&R Articles") in a manner that materially and adversely affects the powers, preferences or rights attaching to the Series A Preferred Shares, (iii) create any equity security, authorize the creation of any equity security, classify any equity security, reclassify any equity security, or issue any other security convertible into or exercisable for any equity security, unless such security ranks junior to the Series A Preferred Shares with respect to its rights, preferences and privileges (including rights to receive dividends and participate in distributions or payments upon liquidation, dissolution or winding up), (iv) increase the authorized share capital of the Series A Preferred Shares, (v) purchase or redeem or pay any cash dividend on any shares in the capital of the Issuer ranking junior to the Series A Preferred Shares (with respect to rights to receive dividends and participate in distributions or payments upon liquidation, dissolution or winding up), except (a) for shares in the capital of the Issuer being repurchased by Issuer at cost from employees in connection with the cessation of their service or pursuant to the terms of any equity incentive plan adopted by the Issuer, or (b) if the Issuer has made prior payment of the preference dividend attaching to the Series A Preferred Shares and so long as the Series A Preferred Shares participate in such purchase, redemption or payment of cash dividend (in each case on an as-if converted basis) with the junior shares in the capital of the Issuer (vi) enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under an incentive plan, equity plan or equity-based compensation plan adopted by the Issuer, or with respect to employment, consulting or award agreements with respect to executive officers or directors of the Issuer, in each case regardless of whether such person (or such person's affiliates) would be considered an affiliate of the Issuer, or (vii) incur or guarantee any new indebtedness other than equipment leases or trade payables incurred in the ordinary course of business, provided however that the Series A Preferred Shares shall not be considered indebtedness for purposes of this calculation.

Dividends

The Series A Preferred Shares accrue dividends daily at the rate of 10% per annum of the Accrued Value (if paid in kind), or 8% per annum of the Accrued Value (if paid in cash). Such dividends will compound semi-annually.

Liquidation Preference

Upon a Deemed Liquidation Event (as defined in the A&R Articles), disposal of all, or a substantial part of, the business and assets of GOWell or the Issuer, or on a distribution of assets on a liquidation, dissolution or winding up of GOWell or the Issuer (whether voluntarily or involuntarily) or a return of capital (other than a conversion, redemption, buyback or purchase of GOWell or Issuer securities), the holders of Series A Preferred Shares will be entitled to receive out of the available proceeds, before any distribution is made to holders of ordinary shares or any other junior securities, an amount per share equal to the greater of (i) 100% of the Accrued Value, provided that if there are insufficient surplus assets remaining after payment of or provision for its liabilities, together with any other assets available for distribution to its members, to the extent lawfully permitted to do so ("Surplus Assets"), to distribute the amounts per Series A Preferred Share equal to the Accrued Value, the remaining Surplus Assets will be distributed to each holder of Series A Preferred Shares pro rata to their respective aggregate Accrued Value, and (ii) such amount per share as would have been payable had all Series A Preferred Shares been converted into Ordinary Shares immediately prior to such event.

Conversion

By notice in writing to the Issuer at any time and from time to time, any holder of Series A Preferred Shares shall have the right to convert each fully paid Series A Preferred Share into such whole number of Ordinary Shares (subject to the limitations set forth in the A&R Articles) equal to (x) the Accrued Value of such Series A Preferred Share divided by (y) $12.00 (subject to equitable adjustment pursuant to the A&R Articles).

At any time and from time to time, any holder of Series A Preferred Shares shall have the right by written election to the Issuer to convert each fully paid Series A Preferred Share into that number of whole Ordinary Shares (subject to the limitations set forth in the A&R Articles) determined by dividing the Accrued Value of such Series A Preferred Share by the Conversion Price. The Conversion Price will initially be $12.00, subject to adjustment, including with respect to future issuances or sales of Ordinary Shares at prices less than the conversion price then in effect. In addition, if the 20-trading-day volume-weighted average price of the Issuer Ordinary Shares measured as of the twenty-first trading day following the date that is six months after Closing Date is less than the conversion price then in effect, the conversion price will be adjusted to the greater of (i) such volume weighted average price and (ii) $5.00.

Put Right

At any time on or after the fifth anniversary of the date on which the A&R Articles were adopted (the "Date of Adoption"), any holder of Series A Preferred Shares may deliver a written notice (a "Put Notice") to the Issuer, requiring the Issuer to make an offer to redeem all Series A Preferred Shares held by such holder at a redemption price per share equal to 100% of the Accrued Value attributable to such Series A Preferred Share. The date of redemption shall not be less than 20 days after the Put Notice is delivered.

Call Right

Subject to applicable law, Series A Preferred Shares shall be redeemable at the option of the Issuer at any time in writing (a "Call Notice"): (i) prior to the 1st anniversary of the Date of Adoption, at a price equal to the greater of (a) 150% of the Accrued Value (which shall be payable in cash) and (b) the amount per Ordinary Share as would have been payable on liquidation had all Series A Preferred Shares been converted into Ordinary Shares in accordance with the A&R Articles immediately prior to such Call Notice based on the then effective rate of conversion (such amount, the "Liquidation Value"), (ii) after the 1st anniversary but prior to the 2nd anniversary of the Date of Adoption, at a price equal to the greater of (a) 140% of the Accrued Value (which shall be payable in cash) and (b) the Liquidation Value, (iii) after the 2nd anniversary but prior to the 3rd anniversary of the Date of Adoption, at a price equal to the greater of (a) 130% of the Accrued Value (which shall be payable in cash) and (b) the Liquidation Value, (iv) after the 3rd anniversary but prior to the 4th anniversary of the Date of Adoption, at a price equal to the greater of (a) 120% of the Accrued Value (which shall be payable in cash) and (b) the Liquidation Value, (v) after the 4th anniversary but prior to the 5th anniversary of the Date of Adoption, at a price equal to the greater of (a) 110% of the Accrued Value (which shall be payable in cash) and (b) the Liquidation Value, and (vi) after the 5th anniversary of the Date of Adoption, at a price equal to the greater of (a) 100% of the Accrued Value (which shall be payable in cash) and (b) the Liquidation Value. The Liquidation Value shall be payable, at the option of the Issuer, in cash or Ordinary Shares or a combination thereof, with the value of such Ordinary Shares being the closing price of such Ordinary Shares on the Designated Stock Exchange (as defined in the A&R Articles) on the Call Date (as defined in the A&R Articles). The Call Date shall be not less than the date that is 15 days or more than 20 days after the Call Notice is delivered.

Warrants

Each Warrant entitles the holder to purchase a number of Ordinary Shares. The initial exercise price per Ordinary Share issuable pursuant to a Warrant is $12.00, subject to the same adjustments as the conversion price of the Series A Preferred Shares. A warrant holder may exercise its Warrants, in whole or in part, at any time commencing on the date of issuance (the "Initial Exercise Date") and on or prior to 5:00 p.m., New York City time on the five (5) year anniversary of the Initial Exercise Date.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Business Combination Agreement, dated as of October 13, 2025, as amended on as amended on December 22, 2025, July 13, 2026, and August 31, 2026, by and among Maywood Acquisition Corp., GOWell Technology Limited, IPCV Merger Sub Limited and GOWell Energy Technology (incorporated by reference to Exhibit 4.1 to the Issuer's Report on Form 20-F (File No. 001-43484) filed with the SEC on October 1, 2026).

2. Registration Rights Agreement, dated as of September 25, 2026 (incorporated by reference to Exhibit 4.19 to the Issuer's Report on Form 20-F (File No. 001-43484) filed with the SEC on October 1, 2026).

3. Indemnification Agreement, dated as of September 9, 2025, by and between Maywood Acquisition Corp. (now known as Inflection Point Acquisition Corp. V) and Inflection Point Fund I LP (incorporated by reference to Exhibit 4.7 to the Issuer's Report on Form 20-F (File No. 001-43484) filed with the SEC on October 1, 2026).

4. Form of Warrant (incorporated by reference to Exhibit 4.18 to the Issuer's Report on Form 20-F (File No. 001-43484) filed with the SEC on October 1, 2026).

5. Amended and Restated Memorandum and Articles of Association of GOWell Energy Technology (incorporated by reference to Exhibit 1.2 to the Issuer's Report on Form 20-F (File No. 001-43484) filed with the SEC on October 1, 2026).

## Signatures
- Inflection Point Fund I, LP: /s/ Michael Blitzer, Managing Member of the General Partner of Inflection Point Fund I LP (10/02/2026)